As filed with the Securities and Exchange Commission on January 31, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Amendment No. )

The Latin American Discovery Fund, Inc.

(Name of Subject Company (issuer))

The Latin American Discovery Fund, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

51828C 10 6

(CUSIP Number of Class of Securities)

Ronald E. Robison

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(212) 762-5330

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Latin American Discovery Fund, Inc.

(For Immediate Release)

New York, New York, January 28, 2005 – The Latin American Discovery Fund, Inc. (LDF) (the “Fund”) announced today that the Board of Directors of the Fund has authorized the Fund to conduct a tender offer (the “Tender Offer”) during the second quarter of 2005 for up to 10% of the outstanding shares of common stock of the Fund, at a price equal to 95% of the Fund’s net asset value per share (“NAV”) on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the “SEC”)).

The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (LDF). The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by Latin American governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund’s investment manager.

This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

For further information regarding the Tender Offer, please contact Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, NY 10020, at 888-378-1568.